Exhibit (a)(1)(iv)

[INTERVEST LETTERHEAD]

December 23, 2014

Dear Intervest Option Holder:

As you are aware, Intervest Bancshares Corporation (“Intervest”) and its wholly-owned subsidiary, Intervest National Bank, have entered into a merger agreement with Bank of the Ozarks, Inc., an Arkansas corporation (“Ozarks”), and its wholly-owned subsidiary, Bank of the Ozarks. Pursuant to the terms of the merger agreement, each outstanding share of Intervest common stock will be converted into the right to receive shares of Ozarks common stock, in accordance with an exchange ratio determined as set forth in the merger agreement.

It is a condition to the consummation of the merger that we perform all of our obligations under the merger agreement, including our obligation to terminate and cancel all of our outstanding stock options prior to completion of the merger. Because our Long-Term Incentive Plan (the “Plan”) does not permit us to terminate options in the context of a transaction such as the merger without the consent of the option holders, we are making this offer in order to provide a means for our option holders to receive value for their stock options subject to the Plan in connection with, and upon satisfaction of all conditions to completion of, the merger, whether or not the exercise price of the option exceeds the per share merger consideration as determined in accordance with the merger agreement. We are also making this offer in order to ensure that no Intervest stock options will remain outstanding at the effective time of the merger. Please note that awards granted pursuant to our 2013 Equity Incentive Plan are not subject to this offer.

The offer to purchase contains the terms of the offer, including a detailed set of questions and answers. Please read the materials carefully as they contain important information about how to tender your eligible options and receive payment. Please note that the initial deadline for us to receive your signed election form is 5:00 p.m., New York City time, on February 3, 2015, unless the offer is extended pursuant to the terms thereof.

The enclosed election form lists your individual holdings of options that are eligible to be tendered in the offer and the estimated cash payment being offered in exchange for such tender of eligible options, calculated as described in the offer to purchase. Any cash payment made for your eligible options will be subject to tax withholding.

The Intervest Board of Directors has recommended that you tender your eligible options.

If you have any questions concerning the program, please contact:

In New York:

Lowell Dansker, at (212) 218-2800 or ldansker@inbny.com.

In Florida:

Keith Olsen, at (727) 442-2551 or kaolsen@inbfl.com.

Sincerely,

Lowell S. Dansker

Chairman and CEO

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